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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K



           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          FOR THE MONTH OF AUGUST 2001

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                        COMMISSION FILE NUMBER 000-30744

                                [GRAPHIC OMITTED]

                                360NETWORKS INC.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).

INDEX

         NEWS RELEASE ISSUED AUGUST 10, 2001

         The Company expects to file its second quarter 2001 financial results by September 15, 2001.

BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

NEWS RELEASE - AUGUST 10, 2001

                     360NETWORKS TO ANNOUNCE SECOND QUARTER
                     FINANCIAL RESULTS BY SEPTEMBER 15, 2001

Vancouver - 360networks today announced the company expects to file its second quarter 2001 financial statements and the related management's discussion and analysis by September 15, 2001.

The company has determined it will be unable to complete all the work necessary to finalize the financial report for the six months ended June 30, 2001 by the prescribed due date of August 29. The delay is a result of the additional requirements created by 360networks seeking creditor protection and the decrease in finance personnel due to its workforce reduction.

360networks intends to comply with the provisions of the Alternate Information Guidelines contained in the Ontario Securities Commission Policy 57-603, including issuing a default status report every two weeks until the second quarter 2001 results are issued.

ABOUT 360NETWORKS
360networks offers optical network services to telecommunications and data-centric organizations in North America. The company's fiber optic network includes terrestrial segments and undersea cables in North America and South America.

On June 28, 2001, the company and several of its operating subsidiaries filed for protection under the Companies' Creditors Arrangement Act (CCAA) in the Supreme Court of British Columbia. The company's principal U.S. subsidiary, 360networks (USA) inc. and 22 of its affiliates concurrently filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. The company has also instituted insolvency proceedings in Europe.

For more information about 360networks, visit www.360.net.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:
Michelle Gagne                                  Nancy Bacchieri
Director of corporate communications            Director of investor relations
360networks                                     360networks
604.648.7703                                    206.239.4064
michelle.gagne@360.net                          ir@360.net

                                    SIGNATURE


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               360NETWORKS INC.


                                                By: /s/ CATHERINE MCEACHERN
                                                    ----------------------------
                                                    Catherine McEachern

                                                    Vice President, General
                                                    Counsel and Secretary

DATE: August 10, 2001